

05041552

SECURITIES [AND EXCHANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR - 7 2005

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patterson Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 North Wells Street, Suite 720

(No. and Street)

Chicago, IL 60610

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Londos 312-229-8000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman, Cohen & Diamond, LLC

(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Road, Suite 114, Deerfield, IL 60015

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/2005

KH 3/29

OATH OR AFFIRMATION

I, ZACHARY D. PATTERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PATTERSON SECURITIES, INC, as of DECEMBER, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


OFFICIAL SEAL
ASHLEY PATTERSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-15-2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATTERSON SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

PATTERSON SECURITIES, INC.
Years Ended December 31, 2004 and 2003

CONTENTS


GROSSMAN
COHEN &
DIAMOND, LLC

Advisors & Certified Public Accountants
www.gcdadvisors.com
111 S. Pfingsten Road • Suite 114 • Deerfield, Illinois 60015

Independent Auditors' Report

The Board of Directors
Patterson Securities, Inc.
Chicago, Illinois

We have audited the accompanying balance sheets of Patterson Securities, Inc. (an Illinois corporation) as of December 31, 2004 and 2003, and the related statements of operations, retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patterson Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the National Association of Securities Dealers, Inc. (NASD). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As required by SEC Rule 17a-5, we have reviewed the procedures for safeguarding assets and determined that no material inadequacies in the accounting system, internal accounting controls, and procedures for safeguarding securities were found.

Grossman, Cohen, & Diamond, LLC

February 28, 2005

PATTERSON SECURITIES, INC.
Balance Sheet
December 31, 2004 and 2003

ASSETS

	2004	2003
Current Assets		
Cash	$64,612	$250,181
Accounts receivable	1,788	3,011
Total Current Assets	66,400	253,192
Other Asset		
Due from shareholder	6,610	6,610
	$73,010	$259,802

LIABILITIES AND SHAREHOLDER'S DEFICIT

	2004	2003
Current Liabilities		
Accounts payable - trade	$600	$20,960
Due to related party	14,250	6,951
Line of credit - bank	-	100,000
Total Current Liabilities	14,850	127,911
Long-term Liabilities		
Loans from shareholders	143,365	143,365
Shareholder's Deficit		
Common stock, no par value, 1,000 shares issued, 100 shares issued and outstanding	6,000	6,000
Additional paid in capital	40,000	30,000
Deficit	(131,205)	(47,474)
Total Shareholder's Deficit	(85,205)	(11,474)
	$73,010	$259,802

The accompanying notes are an integral part of the financial statements.

PATTERSON SECURITIES, INC.
Statement of Operations and Retained Earnings (Deficit)
Years Ended December 31, 2004 and 2003

	2004	2003
Revenue	$56,090	$110,805
Operating Expenses		
Insurance	-	1,060
Rental expenses	9,000	9,000
Total Operating Expenses	9,000	10,060
General and Administrative Expenses		
Advertising	-	5,000
Bank charges	33	-
Commissions	6,733	-
Dues and subscriptions	650	10,500
Error account	40,288	-
Legal and accounting	10,805	35,811
Licenses	225	-
Office expenses	263	57
Officer salaries	-	8,000
Payroll expenses	4,078	4,252
Wages and salaries	50,855	54,794
Telephone	3,600	3,600
Quotation service	10,800	17,150
Registration fees	1,230	5,400
Total General and Administrative Expenses	129,560	144,564
Net loss from operations	(82,470)	(43,819)
Other Income (Expense)		
Interest income	225	728
Interest expense	(1,486)	(2,514)
Portfolio expenses	-	(1,925)
Total Other Income (Expense)	(1,261)	(3,711)
Net loss	(83,731)	(47,530)
Retained earnings, beginning of year	(47,474)	56
Deficit, end of year	($131,205)	($47,474)

The accompanying notes are an integral part of the financial statements.

PATTERSON SECURITIES, INC.
Statement of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net loss	($83,731)	($47,530)
Adjustments to reconcile net loss to net cash used in operating activities		
Decrease (increase) in:		
Receivables	1,223	(3,621)
Increase (decrease) in:		
Accounts payable and accrued expenses	(13,061)	27,911
Total adjustments	(11,838)	24,290
Net cash used in operating activities	(95,569)	(23,240)
Cash flows from financing activities		
Proceeds from (repayments) line of credit	(100,000)	100,000
Proceeds from paid in capital in excess of par value	10,000	30,000
Net (repayments) advances from shareholder	-	23,608
Net cash provided by financing activities	(90,000)	153,608
Increase in cash	(185,569)	130,368
Cash, beginning of year	250,181	119,813
Cash, end of year	$64,612	$250,181
Supplemental disclosures of cash flow information:		
Cash payments for interest	$1,486	$2,514
Cash payments for income taxes	$0	$0

The accompanying notes are an integral part of the financial statements.

PATTERSON SECURITIES, INC.
Notes To Financial Statements
Year Ended December 31, 2004 and 2003

Note 1 - Summary Of Significant Accounting Policies

Nature of Operations

The Company is a registered Broker Dealer that provides 24 hour global trading execution who is Sec 15c3-3, (k)(2)(ii) exempt, under the customer protection rule. The Company's institutional clients are located worldwide.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Loans From Shareholder

As of December 31, 2004 and 2003, this balance consists of noninterest bearing loans payable to the shareholder of the Company due in one lump sum on December 31, 2007.

Note 3 – Due to Related Party and Related Party Transactions

The Company has entered into an agreement with Patterson Capital Market, Inc. (PCM), a company owned by the same, sole shareholder, to pay for its share of overhead costs. The Company pays its share of monthly overhead costs for its share of rent, telephone, quotation services, payroll, and related payroll costs. For the year ended December 31, 2004 and 2003, the amount of costs charged by PCM to the Company amounted to $78,333 and $83,412 respectively. As of December 31, 2004 and 2003, Due To Related Party reflects these amounts charged but not yet paid.

Note 4 – Additional Paid in Capital

During the year ended December 31, 2004 the sole shareholder made an additional $10,000 capital contribution to the company. The balance of additional paid in capital as of December 31, 2004 and 2003 amounted to $40,000 and $30,000, respectively.

Note 5 – Supplemental Control Information

The sole shareholder is in control of the Company's operations and financial condition as of December 31, 2004 and 2003.

See independent auditor's report.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			-85,205 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			-85,205 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			143,365 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			58,160 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		6,610 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-6,610 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			51,550 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			

See independent auditor's report.

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]
10. Net Capital		51,550 [3750]

There are no reconciling items between the computation of capital under Rule 15c3-1 and the financial statements.

See independent auditor's report.

PATTERSON SECURITIES, INC.
Changes in Retained Earnings (Deficit)
Years Ended December 31, 2004 and 2003

	2004	2003
Retained earnings, beginning of year	($47,474)	$56
Net loss	(83,731)	(47,530)
Deficit, end of year	($131,205)	($47,474)

See independent auditors' report.

PATTERSON SECURITIES, INC.
Subordinated Debt
Years Ended December 31, 2004 and 2003

	2004	2003
Subordinated debt, beginning of year	$143,365	$83,755
Increase in subordinated debt	-	59,610
Subordinated debt, end of year	$143,365	$143,365

See independent auditors' report.